Filed by Marathon Oil Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: ATB Holdings Inc.

Commission File No.: 333-119689-01

On May 9, 2005, the following internal announcement was made to all employees of Marathon and Marathon Ashland Petroleum LLC and to the employees located at the headquarter offices of Speedway SuperAmerica LLC.

MAP ACQUISITION UPDATE

You will recall that Marathon and Ashland recently announced that the companies have reached agreement on a modified transaction through which Marathon will acquire Ashland’s interest in MAP.  In anticipation of this transaction closing around June 30, we are today announcing plans to establish a Marathon/MAP transition team and the new name for MAP that will be adopted following the closing of the transaction with Ashland.

Transition Team

The Marathon/MAP transition team will be led by Pamela K. M. Beall, currently Director, Corporate Affairs for MAP.  Pam’s appointment is effective immediately and she will report to Marathon President and CEO Clarence P. Cazalot, Jr. and an Executive Steering Committee comprised of Janet Clark, Senior Vice President and CFO of Marathon, and Gary Heminger, President of MAP.

The transition team will be responsible for taking the necessary steps to implement best practices, capture synergies, and identify process or system changes across the combined company.

New Name for Marathon Ashland Petroleum LLC

Marathon Petroleum Company LLC (MPC) has been selected as the new name for Marathon Ashland Petroleum LLC (MAP).  The new name will be effective upon closing of the transaction between Marathon and Ashland.  The new name will allow us to preserve the MAP identity and the company’s reputation for excellence that it has earned since being formed in 1998.

Please keep in mind that the agreement between Marathon and Ashland is subject to the satisfaction of a number of closing conditions. We recognize everyone’s interest in knowing as much as possible about this matter and our path forward.  Please know that we will communicate relevant information to you as soon as it is appropriate.

Additional Information

In connection with the proposed transfer to Marathon Oil Corporation by Ashland Inc. of its interest in Marathon Ashland Petroleum LLC and other related businesses, each of  Marathon, New EXM Inc. and ATB Holdings Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4, as amended, that included a preliminary proxy statement of Ashland and a prospectus of Marathon, New EXM and ATB Holdings.  Investors and security holders are urged to read the preliminary proxy statement/prospectus, which is available now, and the definitive proxy statement/prospectus, when it becomes available, because it contains and will contain important information.  Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus (when it is available) and other documents filed by Marathon, Ashland, New EXM and ATB Holdings with the SEC at the SEC’s web site at www.sec.gov.  The definitive proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.